Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Do you have a question that you don’t see here? Send it in via the Questions feature on this portlet. We’ll update this Q&A with frequently asked questions each week. Please remember, because we’re still in the pre-close stage of this transaction, both Quantum and ADIC are limited in the type and level of information we can share and the projects we can work on together. Be assured, however, that while we may not have answers to all your questions at this stage, both companies are working together to make sound decisions that will become the foundation of our new company.

General Info

Q1: What are we announcing?

A1: Quantum has signed a definitive agreement to acquire ADIC, a publicly-held global supplier of automated tape systems and data storage solutions.

Q2: Why are we acquiring this company?

A3: The acquisition of ADIC represents a major milestone in Quantum’s strategy to solidify its position as one of the leading independent storage companies, to be a trusted partner for customers around the world and to deliver increased shareholder value:

Expanded Market Access – Quantum will have a much more significant presence in the branded channel and a broader base of OEMs. ADIC has been particularly strong in the enterprise space, complementing Quantum’s success in the volume end of the market, and the combined entity will have greater critical mass in serving midrange customers. Quantum will nearly triple its sales force, resulting in increased global scale that will be especially evident outside of North America. Quantum will also be able to leverage ADIC’s success in important market segments, including the government sector and data management software.

Stronger Growth Platform – Both Quantum and ADIC have been at the forefront of developing innovative solutions in disk-based data protection, one of the most dynamic and fastest growing segments of storage. The combined company will be able to capitalize on the scale and synergies in this area, as well as build upon ADIC’s StorNext data management software. Because the combination will improve the company’s overall tape business, it will enable Quantum to increase its investment in high growth opportunities. In addition, the broader base of R&D expertise will provide more avenues for collaboration and innovation across engineering functions, enhancing the development of new technologies to address emerging customer needs.

Enhanced Financial Position – With more to offer customers and a larger market presence, Quantum will expand and diversify its revenue base. The combined company will also have an increased proportion of branded channel and service business, both of which carry higher relative margins. In addition, the greater scale and operational efficiencies resulting from the combination will enable the company to achieve significant synergies and generate more cash and profit.

Q3: Why ADIC?

A3: ADIC and Quantum are very complementary. With the acquisition of ADIC, we will be able to provide customers with the most comprehensive and integrated range of solutions for securely storing, managing, protecting and recovering their data in open systems IT environments. We will be able to deliver greater innovation, value and support to channel partners, OEMs and end users and, the combination of the two companies will strengthen Quantum’s financial position, expand our market access and increase our opportunities for growth.

Q4: Why are we doing this now?

A4: FY06 was a pivotal year for Quantum. We simplified our business systems to one Oracle platform, consolidated operations and manufacturing sites, consolidated engineering and marketing functions. We launched 11 new products, plus StorageCare Guardian and our security framework. We’ve settled our legacy issues, including the Sun/STK lawsuit. Looking forward, we needed to capitalize on our growth plan and take it to the next level.

Q5: What are the financial terms of the deal?

A5: Quantum will acquire ADIC for approximately $770 million. ADIC shareholders will receive $12.25 per share in cash with the right to elect, in lieu of cash, 3.461 shares of Quantum stock for each ADIC share they own. The stock election is subject to pro-ration such that Quantum will issue no more than approximately 10% of the total merger consideration in Quantum stock.

This deal will be financed by a combination of cash on hand and a formal financing commitment from Keybanc Capital Markets.

Q6: How long do you anticipate the integration period will take?

A6: We first need to get through the acquisition close which we expect to take 3-4 months, pending regulatory and ADIC shareholder approval. We will begin integration planning during this time, but will not take any integration actions until after the acquisition close.

Q7: What is the antitrust approval that’s needed?

A7: For a deal this size, the U.S. government and possibly certain foreign governments must review the transaction and conclude that it is acceptable from an antitrust perspective. We expect the acquisition to close in 3-4 months.

Q8: What is ADIC’s revenue run rate?

A8: ADIC’s revenues for fiscal year 2005 (ended Oct. 31, 2005) were $455 million.

Q9: What is the expected revenue of the combined company?

A9: Combined revenues have exceeded $1.2 billion over the last four quarters.

Q10: What strengths/benefits do ADIC bring to Quantum?

A10: They bring a strong branded business, additional OEM partnerships and coverage of key market geographies, especially within EMEA and Asia Pacific.

•	They offer strong sales capabilities – particularly in the higher-end branded sales channel – and a strong partnership with EMC.

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•	We intend to integrate ADIC products into the Quantum high volume platform and leverage ADIC’s enterprise sales model to sell Quantum products.

They also bring a solid software business, including StorNext for data management within data-intensive SAN environments.

Q11: Are we just buying their core business or the entire company including corporate services like HR, Finance, IT, etc.?

A11: Under the terms of the definitive agreement, Quantum will acquire all of ADIC.

Q12: Are we going to manage the integration of ADIC any differently from the way we’ve handled acquisitions in the past? Will someone from Quantum be assigned to lead the integration efforts and guide us through that process?

A12: We’re going to use the model we used for the integration of Benchmark and Certance, which worked well. Also, Andy Panayides, Quantum’s VP Corporate Strategy & Business Development, will be leading the integration planning and implementation efforts.

Employee Impact

Q13: How many employees does ADIC have?

A13: Currently, ADIC has approximately 1100 employees worldwide.

Q14: Where are ADIC facilities located?

A14: ADIC’s global headquarters is in Redmond, WA. They have a site in Denver, where they do engineering and manufacturing, and they have R&D facilities in Minnesota and Texas. They also have a number of sales offices throughout Europe and Asia Pacific, as well as one in Washington, D.C.

Q15: Will any of their sites be closing? Is there a possibility of us moving to their sites?

A15: Evaluations of facilities will occur during the integration process after the transaction closes.

Q16: ADIC has a site in Denver, between CBO and PPO. What goes on there? Will all 3 Colorado sites remain open?

A16: The ADIC Denver site has approximately 350 employees who are involved in R&D, quality and testing, manufacturing, supply chain and service. During the integration process, we will be evaluating how to best maximize and organize our sites, not only in Colorado, but around the world.

Q17: Will this mean more layoffs? If yes, will we lay off Quantum employees, ADIC employees, or both?

A17: As part of the integration process, we will look to optimize the combination of existing talents and skills, and we expect that this will result in some reductions. However, we are committed to keeping the necessary resources in place to deliver and support both companies’ current product platforms and customer commitments.

Q18: Where there are redundant roles/activities, how will you decide which employee/s to keep?

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A18: As part of the integration process, we will decide how to address any redundancies, with the goal of leveraging the strengths of each company to create the best combined company possible.

Strategy and Products

Q19: Why are we acquiring another tape company, when growth in that space is expected to be flat or, at best, limited? Are we backing off of our growth strategy and concentrating solely on media and tape products?

A19: This is about creating the clear industry leader in backup, recovery and archive, which goes beyond just tape. Both Quantum and ADIC have been at the forefront of developing innovative solutions in disk-based data protection, one of the most dynamic and fastest growing segments of storage. The combined company will be able to capitalize on the scale and synergies in this area, as well as build upon ADIC’s portfolio of data management software. Because the combination will improve the company’s overall tape business, it also will enable Quantum to increase its investment in higher growth opportunities. In addition, the broader base of R&D expertise will provide more avenues for collaboration and innovation across engineering functions and this will be particularly beneficial in developing new technologies to address emerging customer needs.

Q20: Will we continue to sell ADIC products? If so, will we keep the ADIC brand?

A20: We believe that the ADIC product portfolio is a complement to our products, and we will continue to sell ADIC products. However, a discussion of specific product and brand strategies is premature. This will be addressed during integration.

Q21: Do you see any cannibalization risk between Quantum and ADIC?

A21: One of the key drivers of this acquisition was that Quantum and ADIC each place different emphasis on various market segments and has built distinct go-to-market strategies to specifically target these segments. Quantum has built a highly efficient “volume” channel while ADIC has placed greater emphasis on building a significant field sales organization. We believe the collective go-to-market capabilities of both organizations are highly complementary and will allow the combined company to reach a significantly larger set of end users, across all segments, than either company could reach alone. The breadth of the solutions offered by the new company will be one of the key value propositions enjoyed by channel partners and end users.

Q22: Do we anticipate changing Quantum product development processes to incorporate any of ADIC’s processes?

A22: We do not anticipate any changes to the product development process before the acquisition closes. We will look at development processes as part of the larger integration planning and implementation activities.

Q23: We sometimes have the problem where we find ourselves competing with our customers. Will this acquisition make that problem better or worse?

A23: We have been working with OEM partners in a spirit of cooperation and competition for many years. We believe this acquisition will provide an opportunity for an even closer relationship with OEM partners. OEM and channel customers look for strong suppliers who can

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meet the needs of their business models. We believe this combination will expand our ability to deliver a wider range of offerings and, in turn, enhance our already strong relationships.

Integration

Q24: When will we begin integrating the two companies?

A24: While we will begin planning for the integration now, the actual integration cannot begin until after the acquisition closes. We currently expect the acquisition to close in around 3-4 months.

Q25: Will we still be called Quantum or will we have a new name?

A25: We will still be Quantum.

Q26: Should I contact my vendors, suppliers and customers to tell them this news?

A26: No. Key executives of our vendors, suppliers and customers are being contacted by members of the Quantum management team.

Q27: What should I tell my vendors, suppliers and customers if they contact me and ask questions?

A27: Acknowledge that we are in the pre-close stage of acquiring ADIC and that we will continue to operate as two separate companies until the acquisition closes. Do not comment on or speculate about any plans for integration after the close. You can also refer them to the press release on Quantum’s Web site.

Q28: Should I contact my counterpart at ADIC to welcome them to Quantum?

A28: No, not at this time.

Q29: What should I do if someone at ADIC contacts me or someone in my group?

A29: Be cordial, but do not provide any information you wouldn’t otherwise have provided prior to the definitive agreement announcement. Be sure to get the person’s contact information and let your manager know about the conversation.

Q30: Should I start integrating ADIC’s products and projects into my roadmap?

A30: No, not at this time.

Q31: Will our Quantum leadership team remain the same? Will members of ADIC’s leadership team be joining ours?

A31: After the transaction is closed, we will begin the integration process. During that time we’ll make decisions regarding personnel for the combined company. Our intent is to leverage the best strengths of each company in this process, although no decisions have been made.

Q32: How will the integration change the way we look organizationally? Will we create any new product groups?

A32: During the integration process, we will determine how to best organize the company to maximize our effectiveness.

Q33: How can I find out more about ADIC and this transaction?

A33: We’re creating a special portlet on myQ under Company and Site News to provide links to information during the pre-close period, including press releases, Rick’s presentation at the all-employee meeting, and dos and don’ts of doing business. We’ll be adding more information to

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this site as integration planning proceeds. There’s even a place to send in your questions to the integration planning team and to access an employee Q&A. More information on the launch of this portal will be available soon.

Q34: Will we integrate our sales models?

A34: After the transaction is closed, we will begin the integration process, during which we’ll make decisions regarding the integration of our sales models.

Q35: We’ve been cutting back programs and spending for a long time now. Does this mean we can finally start building back some programs and loosening up on the budget?

A35: Controlling operating expenses continues to be an important element of our strategy. While some spending will be required to ensure a smooth integration, we need to avoid the mistake of creeping back to an unacceptable level of spending.

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above

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